Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

23 July 2015

CONSOLIDATED INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2015

RELX Group, the global professional information company, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2015.

Highlights

•    +3% underlying revenue growth; H1 total £2,964m/€4,031m

•    +5% underlying adjusted operating profit growth; H1 total £909m/€1,236m

•    Underlying revenue and adjusted operating profit growth across all four business areas

•    +8% adjusted EPS growth constant currency; +8% to 30.1p (27.8p); +21% to €0.410 (€0.339)

•    Reported EPS for RELX PLC 21.0p (20.0p); RELX NV €0.313 (€0.268)

•    Interim dividend growth: +6% to 7.40p for RELX PLC; +17% to €0.115 for RELX NV

•    Strong financial position & cash conversion; leverage 2.5x EBITDA pension & lease adjusted (1.9x unadjusted)

•    £300m of share buybacks completed in H1; further £200m to be deployed in remainder of 2015

•    New corporate structure, share listings, and entity name changes implemented 1 July 2015

•    Parent company boards fully aligned 21 July 2015 and consolidated accounts introduced for H1 results

Commenting on the results, Anthony Habgood, Chairman, said:

“RELX Group continued to execute on its strategic and financial priorities in the first half of 2015, and we have announced a +6% increase in the interim dividend for RELX PLC and a +17% increase for RELX NV. We have implemented a set of measures that simplify our corporate structure and increase transparency for our shareholders. Earlier this week we took the additional step of fully aligning the parent company boards, and today we are introducing consolidated accounts for our first half results.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in the first half of 2015, and, through further process innovation across our business, we continued to generate underlying operating profit growth ahead of underlying revenue growth, driving +8% growth in adjusted EPS at constant currencies.”

“Our financial position and cash flow remain strong, and investment in organic growth remains our number one priority for cash use, supported by small acquisitions of datasets and analytics.”

“The key drivers within our business remain positive, and we are confident that we will deliver another year of underlying revenue, profit, and earnings growth in 2015.”

RELX Group 2015 I Interim Results 2

Operating and financial review

FINANCIAL RESULTS HIGHLIGHTS

Revenue of £2,964m/€4,031m; underlying growth +3%: The underlying growth rate reflects continued growth in electronic and face to face revenues (86% of the total), partially offset by continued print revenue declines.

Adjusted operating profit of £909m/€1,236m; underlying growth +5%: Growth expressed in sterling was +6%, and expressed in euros +18%, reflecting the sharp decline in the euro since the first half of 2014.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £737m (£697m) or €1,002m (€850m).

Interest and tax: Adjusted net interest expense was £75m (£69m) or €102m (€84m), with the £6m/€18m increase reflecting higher net borrowings and currency translation effects partly offset by a lower average interest rate. Adjusted tax was £194m (£186m) or €263m (€227m). The adjusted effective tax rate was 23.3%.

Adjusted EPS growth in constant currencies +8%: Adjusted EPS expressed in sterling was +8% to 30.1p, or +21% to €0.410 expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in average exchange rates to €1.36:£1 from €1.22:£1 in the first half of 2014.

Reported EPS: Reported EPS was 21.0p (20.0p) for RELX PLC and €0.313 (€0.268) for RELX NV.

Dividend: We have announced an interim dividend increase of +6% to 7.40p for RELX PLC and +17% to €0.115 for RELX NV. Following the UK government announcement that dividend tax credits will be abolished, future RELX PLC and RELX NV dividends will be equalised without any tax credit gross up (see page 12 for details).

Net debt/EBITDA 2.5x on a pensions and lease adjusted basis (unadjusted 1.9x): Net debt was £3.9bn/€5.5bn on 30 June 2015. The adjusted cash flow conversion rate was 85% (89%). For the full year we expect this rate to be over 90%, in line with prior years.

Organic development: In the first half we continued to develop our global technology platforms across the business, launch new products and services in both existing and adjacent market segments, and extend our reach in high growth markets and geographies. Capital expenditure as a percentage of revenues remained at 5%.

Portfolio development: We completed 11 small acquisitions of content, data and exhibition assets for a total consideration of £69m in the first half, and disposed of assets for £6m.

Share buybacks: In the first half we deployed £300m on share buybacks. In the remainder of 2015 we intend to deploy a further £200m, bringing the full year total to the previously announced £500m (in addition to annual employee share plan purchases of around £30m).

Corporate structure simplification: On 1 July 2015 we implemented the previously announced simplification of our corporate structure, our share listings, and our corporate entity names. In addition, we have now fully aligned the boards of the two parent companies, and we have presented our first half results on a consolidated, rather than combined, basis. The move to consolidated accounts has no impact on any figures, except for a minor positive restatement of the reported EPS for RELX NV.

FULL YEAR 2015 OUTLOOK

The full year outlook is unchanged. The key drivers within our business remain positive, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2015.

RELX Group 2015 I Interim Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Underlying growth rates
Revenue	2,964	2,847	+4%	4,031	3,473	+16%	+3%

Adjusted operating profit	909	860	+6%	1,236	1,049	+18%	+5%
Adjusted operating margin	30.7%	30.2%		30.7%	30.2%

Reported operating profit	737	697	+6%	1,002	850	+18%

Adjusted net interest expense	(75)	(69)		(102)	(84)

Adjusted profit before tax	834	791	+5%	1,134	965	+18%

Adjusted tax	(194)	(186)		(263)	(227)
Non-controlling interests	(2)	(2)		(3)	(2)

Adjusted net profit	638	603	+6%	868	736	+18%

Reported net profit	464	454		631	554

Reported net margin	15.7%	15.9%		15.7%	15.9%

Adjusted earnings per share	30.1p	27.8p	+8%	€0.410	€0.339	+21%	+8%*

Net borrowings	3,870	3,278		5,457	4,097

PARENT COMPANIES

	RELX PLC			RELX NV
Reported earnings per share	21.0p	20.0p	+5%	€0.313	€0.268	+17%
Ordinary dividend per share	7.40p	7.00p	+6%	€0.115	€0.098	+17%

*	Change at constant currencies

Adjusted and underlying figures are additional performance measures used by management. Reconciliations between the reported and adjusted figures are set out in note 6 to the condensed consolidated financial information on page 27. The reported operating profit figures are set out in note 2 on page 22. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling and timing. Constant currency growth rates are based on 2014 full year average and hedge exchange rates. RELX NV comparative reported earnings per share has been restated to reflect the bonus issue of shares declared on 30 June 2015, and the presentation of condensed consolidated financial information. See note 3 to the condensed consolidated financial information on page 23.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which RELX Group operates; demand for RELX Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting RELX Group’s intellectual property rights and other risks referenced from time to time in the filings of RELX Group with the US Securities and Exchange Commission.

RELX Group 2015 I Interim Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	987	971	+2%	1,342	1,184	+13%	+2%
Risk & Business Information	802	718	+12%	1,091	876	+25%	+7%
Legal	702	668	+5%	955	815	+17%	+1%
Exhibitions	473	490	-3%	643	598	+8%	+6%

Total	2,964	2,847	+4%	4,031	3,473	+16%	+3%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	349	348	0%	475	425	+12%	+5%
Risk & Business Information	291	253	+15%	396	309	+28%	+7%
Legal	120	111	+8%	163	135	+21%	+8%
Exhibitions	153	152	+1%	208	185	+12%	+3%
Unallocated items	(4)	(4)		(6)	(5)

Total	909	860	+6%	1,236	1,049	+18%	+5%

RELX Group 2015 I Interim Results 5

Operating and financial review

Scientific, Technical & Medical

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	987	971	+2%	1,342	1,184	+13%	+2%	+2%

Adjusted operating profit	349	348	0%	475	425	+12%	+5%	+5%
Adjusted operating margin	35.4%	35.8%		35.4%	35.8%

77% of revenue electronic

Key business trends remained positive in the first half, with primary research subscription revenue growth remaining at the level achieved in the prior year. Underlying profit growth exceeded underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +5% reflects slightly favourable phasing, driving margin expansion before currency effects. The reported margin was slightly lower, reflecting the adverse effects of exchange rate movements in the period.

In primary research, double digit growth in usage and article submissions to subscription journals continued. Journal quality, as measured by relative impact factor, was maintained, with 55% of our journals seeing an increase in impact factor.

We invested in the launch of new subscription and author pays open access journals in the first half, with strong volume growth trends.

We saw continued good growth in databases & tools, as well as in electronic reference and education.

Print book declines continued in line with full year 2014. Print pharma promotion revenue declines moderated.

Full year 2015 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2015 I Interim Results 6

Operating and financial review

Risk & Business Information

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	802	718	+12%	1,091	876	+25%	+5%	+7%

Adjusted operating profit	291	253	+15%	396	309	+28%	+7%	+7%
Adjusted operating margin	36.3%	35.2%		36.3%	35.2%

89% of revenue electronic

Underlying revenue growth accelerated in the first half, with strong growth across all major segments, driven by volume growth, new product roll-outs and expansion in adjacencies. Underlying profit growth matched underlying revenue growth.

Underlying revenue growth was +7%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +7%. Margin expansion in the first half reflected the positive effect of small portfolio changes compared to the first half of 2014 and slightly favourable phasing.

The insurance segment continued to see strong growth, driven by volume growth in the US auto underwriting business, strong take up of new products and services across the insurance workflow, and expansion in adjacent verticals. The international initiatives continued to progress well, with strong growth in the UK, albeit from a small base.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The state & local government segment continued to achieve strong growth, federal government revenue trends continued to improve, and expansion in healthcare is progressing well.

Major Data Services saw strong underlying revenue growth, driven by Accuity, XpertHR, and ICIS. Other magazines & services remained stable.

The integration of last year’s acquisitions is progressing well. In the first half we completed the previously announced acquisition of Bair Analytics and the Jing You joint venture in China.

Full year 2015 outlook: The fundamental growth drivers of Risk & Business Information remain strong. We expect underlying revenue and operating profit growth trends to continue.

RELX Group 2015 I Interim Results 7

Operating and financial review

Legal

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	702	668	+5%	955	815	+17%	0%	+1%

Adjusted operating profit	120	111	+8%	163	135	+21%	+6%	+8%
Adjusted operating margin	17.1%	16.6%		17.1%	16.6%

81% of revenue electronic

Underlying trends were unchanged in the first half. Subdued market conditions in the US and Europe continued to limit underlying revenue growth, whilst underlying operating profit growth remained strong.

Underlying revenue growth was +1%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +8%. The first half margin increase reflects organic process improvement, including some benefit from phasing, partly offset by currency and small portfolio effects.

US and European markets remained stable but subdued. In other international markets we continued to see good growth.

Electronic revenues, which now account for 81% of the total, saw continued growth, partially offset by print declines.

The roll out of new platform releases continued in the first half, and adoption and usage rates for new products and solutions progressed well.

Full year 2015 outlook: Trends in our major customer markets are unchanged, limiting the scope for underlying revenue growth. We expect underlying profit growth to remain strong in the full year, with further improvement in profitability over the medium term, albeit at a modest rate in 2015 following the sharp margin increase in 2014.

RELX Group 2015 I Interim Results 8

Operating and financial review

Exhibitions

	£			€
	Six months ended 30 June			Six months ended 30 June
	2015 £m	2014 £m	Change	2015 €m	2014 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	473	490	-3%	643	598	+8%	0%	+6%

Adjusted operating profit	153	152	+1%	208	185	+12%	+4%	+3%
Adjusted operating margin	32.3%	31.0%		32.3%	31.0%

Underlying revenue growth rates exclude exhibition cycling and timing effects

Exhibitions achieved strong underlying revenue growth, and continued to actively pursue growth opportunities through new launches and small acquisitions.

Underlying revenue growth was +6%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements, and six percentage points of unfavourable cycling and timing effects.

Underlying adjusted operating profit growth was +3%. The first half reported margin benefited from the effects of cycling and timing.

In the US, growth was strong across our broad portfolio of events, albeit marginally below the prior year. Growth in Japan was strong, driven by new launches and strong demand across our major events.

Growth in Europe remained modest, but marginally ahead of the prior year. Domestic markets remained subdued, but leading international events achieved good growth.

China continued to see differentiated growth rates by industry sector. Revenues in Brazil reflected the general slowdown in the wider economy. Most other markets continued to grow strongly.

In the first half of 2015 we launched 20 new events and completed several small acquisitions, primarily in high growth geographies and sectors, including C-Touch in China and Jewelers International Showcase in the US.

Full year 2015 outlook: We expect underlying revenue growth trends to continue for the full year, albeit slightly below the high levels achieved in recent years. In full year 2015 we expect cycling out effects to reduce the reported revenue growth rate by around four percentage points.

RELX Group 2015 I Interim Results 9

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£
	6 months ended 30 June
	2015 £m	2014 £m	Change	Underlying growth rates
Adjusted figures
Revenue	2,964	2,847	+4%	+3%
Operating profit	909	860	+6%	+5%
Operating margin	30.7%	30.2%
Profit before tax	834	791	+5%
Net profit	638	603	+6%
Net margin	21.5%	21.2%

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. Adjusted figures exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out in note 6 to the condensed consolidated financial information on page 27. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling and timing. Constant currency growth rates are based on 2014 full year average and hedge exchange rates.

Revenue

Underlying revenue growth was +3%, with all four business areas contributing to underlying growth. Acquisitions contributed +2% to revenue growth, offset by disposals which reduced revenue growth by -2%. The impact of currency movements was to increase revenue expressed in sterling by +2%, principally due to the strengthening of the US dollar, on average, against sterling compared with H1 2014, partly offset by the weakening of the euro. Reported revenue, including the effects of acquisitions and disposals, exhibition cycling and timing, and currency movements, was £2,964m (2014: £2,847m), up +4%.

Profit

Underlying adjusted operating profit grew ahead of revenue at +5%. Total adjusted operating profit was £909m (2014: £860m), up +6%. Acquisitions and disposals had no net impact on adjusted operating profit. Currency effects increased adjusted operating profit by +1%.

Underlying operating costs were up +1%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, expressed in sterling, including the impact of acquisitions and disposals and currency effects, increased by +3%.

The overall adjusted operating margin of 30.7% was 0.5 percentage points higher than in the prior year. This included a 0.1 percentage point benefit to margin from portfolio changes and a 0.5 percentage point decrease from currency effects.

Interest expense, excluding the net pension financing charge, was £75m (2014: £69m), reflecting higher net borrowings and currency translation effects partly offset by a lower average interest rate.

Adjusted profit before tax was £834m (2014: £791m), up +5%.

RELX Group 2015 I Interim Results 10

Operating and financial review

The adjusted effective tax rate on adjusted profit before tax was 23.3%, slightly lower than the prior year rate of 23.5%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, and includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £638m (2014: £603m) was up +6%.

Adjusted earnings per share were up +8% at 30.1p (2014: 27.8p) when expressed in sterling and up +21% at €0.410 (2014: €0.339) when expressed in euros. At constant currencies, adjusted earnings per share increased by +8%.

Cash flows

	£
	6 months ended 30 June
	2015 £m	2014 £m
Adjusted cash flow conversion
Adjusted operating profit	909	860
Capital expenditure	(143)	(123)
Depreciation and amortisation of capitalised development costs	111	114
Working capital and other items	(109)	(89)

Adjusted cash flow	768	762

Cash flow conversion	85%	89%

Adjusted cash flow was £768m (2014: £762m), up +1%. The rate of conversion of adjusted operating profit to adjusted cash flow was 85% (2014: 89%), excluding the impact of pension settlement, past service and curtailment credits and pension deficit payments.

Capital expenditure was £143m (2014: £123m), including £119m (2014: £96m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in Legal and Scientific, Technical & Medical. Depreciation of property, plant and equipment and amortisation of capitalised development costs were £111m (2014: £114m). Capital expenditure was 4.8% of revenue (H1 2014: 4.3%; 2014 full year: 4.7%).

	£
	6 months ended 30 June
	2015 £m	2014 £m
Free cash flow
Adjusted cash flow	768	762
Cash interest paid	(52)	(49)
Cash tax paid	(198)	(133)
Acquisition integration/other*	(12)	(7)

Free cash flow before dividends	506	573
Dividends	(421)	(408)

Free cash flow after dividends	85	165

*	net of cash tax relief

Free cash flow before dividends was £506m (2014: £573m). Cash interest paid was £52m (2014: £49m), lower than the interest expense, reflecting the timing of payments. The increase in cash taxes paid to £198m (2014: £133m) reflects higher taxable profits and phasing of payments. Payments made in respect of acquisition related and exceptional restructuring costs, net of tax recovered, were £12m (2014: £7m).

RELX Group 2015 I Interim Results 11

Operating and financial review

Ordinary dividends paid to shareholders in the first half, being the 2014 final dividends, amounted to £421m (2014: £408m). Free cash flow after dividends was £85m (2014: £165m).

Total consideration for acquisitions completed in the first half was £69m (2014: £95m). Cash spent on acquisitions was £97m (2014: £114m), including deferred consideration of £23m (2014: £19m) on past acquisitions and spend on venture capital investments of £14m (2014: £3m).

Total consideration from the disposal of non-strategic assets in the six months to 30 June 2015 was £6m (2014: £26m). Net cash paid after timing differences and separation and transaction costs was £18m (2014: receipts of £37m). Net tax recovered in respect of disposals was £3m (2014: £2m).

Share repurchases by the parent companies in the six months to 30 June 2015 were £300m (2014: £400m). The Employee Benefit Trust (“EBT”) purchased shares of the parent companies totalling £19m (2014: nil). Proceeds from the exercise of share options were £14m (2014: £29m).

	£
	6 months ended 30 June
	2015 £m	2014 £m
Reconciliation of net debt
Net debt at 1 January	(3,550)	(3,072)

Free cash flow after dividends	85	165
Net cash disposal (payments)/proceeds	(18)	37
Acquisition cash spend	(97)	(114)
Share repurchases	(300)	(400)
Purchase of shares by the Employee Benefit Trust	(19)	—
Other	4	24
Currency translation	25	82

Movement in net debt	(320)	(206)

Net debt at 30 June	(3,870)	(3,278)

Debt

Net borrowings at 30 June 2015 were £3,870m, an increase of £320m since 31 December 2014. Expressed in US dollars, net borrowings at 30 June 2015 were $6,085m (31 December 2014: $5,532m).

Gross borrowings at 30 June 2015 amounted to £3,956m (31 December 2014: £3,825m). The fair value of related derivative liabilities was £58m (31 December 2014: £1m). Cash balances totalled £144m (31 December 2014: £276m). In aggregate, these give the net borrowings figure of £3,870m (31 December 2014: £3,550m).

The effective interest rate on gross borrowings was 3.8% in H1 2015, down from 4.2% for the year ended 31 December 2014. As at 30 June 2015, after taking into account interest rate derivatives, a total of 47% of gross borrowings were at fixed rates with a weighted average remaining life of 5.6 years.

The ratio of net debt to 12 month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.9x (31 December 2014: 1.7x), the increase reflecting a higher debt balance and the impact of currency translation effects on EBITDA. Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.5x (31 December 2014: 2.3x).

Net pension obligations, being pension obligations less pension assets, at 30 June 2015 were £592m (31 December 2014: £632m) including a net deficit of £401m (31 December 2014: £439m) in respect of funded schemes. The lower net deficit at 30 June 2015 reflects an increase in discount rates since 31 December 2014 in all jurisdictions, partially offset by an increased long-term inflation expectation in the UK.

RELX Group 2015 I Interim Results 12

Operating and financial review

Liquidity

In June 2015, the second and final one year extension option was exercised on the $2.0bn committed bank facility taking the maturity to July 2020. This back up facility provides security of funding for short-term debt. At 30 June 2015, this facility was undrawn.

In May 2015, €600m of euro denominated fixed rate term debt with a coupon of 1.30% and a maturity of ten years was issued and swapped into $669m of floating rate US dollar debt on issue.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing operational requirements.

Dividends

The equalised interim dividends proposed by the respective boards are 7.4p per share for RELX PLC and €0.115 per share for RELX NV, +6% and +17% higher respectively compared with the prior year interim dividends. The dividends have been equalised taking into account the 10% tax credit currently available to individual UK tax payers. The difference in growth rates in the equalised interim dividends reflects changes in the euro:sterling exchange rate since the prior year dividend announcement date.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2015, and the aggregate 2014 final and 2015 interim dividends, is 2.2x (2014: 2.2x) for RELX PLC and 1.9x (2014: 2.0x) for RELX NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The UK government has announced that dividend tax credits will be abolished with effect from 6 April 2016. This will impact the equalisation of dividends between RELX PLC and RELX NV, which takes into account the current tax credit. Following the abolition of this credit, future dividends will be the same value for each RELX PLC and RELX NV share, paid in sterling and euros respectively.

RELX Group 2015 I Interim Results 13

Operating and financial review

FINANCIAL REVIEW: REPORTED FIGURES

	£
	6 months ended 30 June
	2015 £m	2014 £m	Change
Reported figures
Revenue	2,964	2,847	+4%
Operating profit	737	697	+6%
Profit before tax	601	606	-1%
Net profit	464	454	+2%
Net margin	15.7%	15.9%

Reported operating profit, after amortisation of acquired intangible assets and acquisition related costs, was £737m (2014: £697m), principally reflecting improved trading performance.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £146m (2014: £140m), primarily reflecting the strengthening of the dollar, on average, against sterling in the period. Acquisition related costs were £16m (2014: £14m), including a charge for deferred consideration payments required to be expensed under International Financial Reporting Standards (“IFRS”).

Reported net finance costs of £86m (2014: £76m) include a charge of £11m (2014: £7m) in respect of the defined benefit pension schemes. Net pre-tax disposal losses were £50m (2014: £15m) arising largely from the disposal of certain European activities in Legal and in Risk & Business Information. These losses are partially offset by an associated tax credit of £7m (2014: charge of £2m).

Reported profit before tax was £601m (2014: £606m).

The reported tax charge was £135m (2014: £150m).

Reported earnings per share for RELX PLC was 21.0p (2014: 20.0p) and for RELX NV was €0.313 (2014: €0.268), reflecting the increase in net profit and currency movements.

Shares in issue

During H1 2015, 15.2m RELX PLC shares and 8.0m RELX NV shares were repurchased. A further 0.8m RELX PLC shares and 0.6m RELX NV shares were purchased by the EBT.

After the close of the New York Stock Exchange on 30 June 2015, bonus shares were issued to existing RELX NV shareholders on the basis of 0.538 bonus shares for each RELX NV ordinary share held. A total of 349.1m RELX NV ordinary shares were issued, of which 1.9m are held by the EBT. Following the bonus issue and as at 30 June 2015, shares in issue for RELX PLC and RELX NV, net of shares held in treasury and by the EBT, amounted to 1,116.2m and 992.4m respectively, 2,108.6m in aggregate. Comparative dividends per share and earnings per share for RELX NV have been restated to reflect the bonus share issue, see note 3 on page 23.

On 30 June 2015, the entire class of R shares of RELX NV was cancelled, including all R shares held in treasury. As all R shares were held by RELX PLC, this cancellation has no impact on the consolidated financial statements.

RELX Group 2015 I Interim Results 14

Operating and financial review

PRINCIPAL RISKS

The principal risks and uncertainties which could affect RELX Group for the remainder of the financial year remain unchanged from those set out on pages 58 to 60 of the RELX Group Annual Reports and Financial Statements 2014, and are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and levels of government funding.

•	Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, could adversely affect our products and services.

•	Our Scientific, Technical & Medical (STM) primary research publications, like those of most of our competitors, are published largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM publications, regarding to what extent such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•	Our businesses operate in highly competitive markets which continue to evolve in response to technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•	Our businesses maintain databases and information that are accessed online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss, litigation and increased regulation.

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

RELX Group 2015 I Interim Results 15

Operating and financial review

•	We operate a number of pension schemes around the world. Historically, the largest schemes have been local versions of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. Adverse changes to, inter alia, asset values, discount rates or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to our businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.

•	The consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues in a range of other currencies including the euro and the Yen which could be affected by fluctuations in these exchange rates. Macro economic, political and market conditions may also adversely affect the availability of short and long-term funding, volatility of interest rates, currency exchange rates and inflation.

•	As a world leading provider of professional information solutions to the STM, risk & business information, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2015 I Interim Results 16

Condensed consolidated financial information

Condensed consolidated income statement

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
5,773	Revenue	2,964	2,847
(2,006)	Cost of sales	(1,021)	(977)

3,767	Gross profit	1,943	1,870
(934)	Selling and distribution costs	(473)	(471)
(1,467)	Administration and other expenses	(749)	(721)

1,366	Operating profit before joint ventures	721	678
36	Share of results of joint ventures	16	19

1,402	Operating profit	737	697

7	Finance income	3	3
(169)	Finance costs	(89)	(79)

(162)	Net finance costs	(86)	(76)

(11)	Disposals and other non operating items	(50)	(15)

1,229	Profit before tax	601	606
(357)	Current tax	(166)	(143)
88	Deferred tax	31	(7)

(269)	Tax expense	(135)	(150)

960	Net profit for the period	466	456

	Attributable to:
955	Parent companies’ shareholders	464	454
5	Non-controlling interests	2	2

960	Net profit for the period	466	456

Earnings per share		£
Year ended 31 December		Six months ended 30 June
2014		2015	2014
	Basic earnings per share

43.0p	RELX PLC	21.0p	20.0p
45.8p	RELX NV	23.0p	22.0p

	Diluted earnings per share
42.5p	RELX PLC	20.7p	19.8p
45.3p	RELX NV	22.7p	21.7p

	Euro*
€0.568	RELX NV basic earnings per share	€0.313	€0.268

€0.562	RELX NV diluted earnings per share	€0.309	€0.265

*	The RELX NV euro information is provided as supplementary information. It has been translated using the exchange rates as disclosed in note 11 to the condensed consolidated financial information.

RELX Group 2015 I Interim Results 17

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
960	Net profit for the period	466	456

	Items that will not be reclassified to profit or loss:
(266)	Actuarial gains/(losses) on defined benefit pension schemes	28	(108)
63	Tax on items that will not be reclassified to profit or loss	(10)	19

(203)	Total items that will not be reclassified to profit or loss	18	(89)

	Items that may be reclassified subsequently to profit or loss:
137	Exchange differences on translation of foreign operations	(77)	(96)
(81)	Fair value movements on cash flow hedges	(20)	10
19	Transfer to net profit from cash flow hedge reserve	6	(18)
13	Tax on items that may be reclassified to profit or loss	5	4

88	Total items that may be reclassified to profit or loss	(86)	(100)

(115)	Other comprehensive loss for the period	(68)	(189)

845	Total comprehensive income for the period	398	267

	Attributable to:
840	Parent companies’ shareholders	396	265
5	Non-controlling interests	2	2

845	Total comprehensive income for the period	398	267

RELX Group 2015 I Interim Results 18

Condensed consolidated financial information

Condensed consolidated statement of cash flows

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
	Cash flows from operating activities
1,851	Cash generated from operations	864	852
(139)	Interest paid	(58)	(56)
13	Interest received	6	7
(348)	Tax paid (net)	(188)	(127)

1,377	Net cash from operating activities	624	676

	Cash flows from investing activities
(396)	Acquisitions	(83)	(111)
(67)	Purchases of property, plant and equipment	(24)	(27)
(203)	Expenditure on internally developed intangible assets	(119)	(96)
(6)	Purchase of investments	(14)	(3)
10	Proceeds from disposals of property, plant and equipment	—	—
78	Gross proceeds from business disposals	8	38
(25)	Payments on business disposals	(26)	(1)
44	Dividends received from joint ventures	28	22

(565)	Net cash used in investing activities	(230)	(178)

	Cash flows from financing activities
(565)	Dividends paid to shareholders of the parent companies	(421)	(408)
(7)	Distributions to non-controlling interests	(5)	(3)
232	(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(161)	317
589	Issuance of term debt	506	287
(300)	Repayment of term debt	(123)	(285)
(10)	Repayment of finance leases	(5)	(5)
(15)	Acquisition of non-controlling interest	—	—
(600)	Repurchase of ordinary shares	(300)	(400)
(39)	Purchase of shares by the Employee Benefit Trust	(19)	—
45	Proceeds on issue of ordinary shares	14	29

(670)	Net cash used in financing activities	(514)	(468)

142	(Decrease)/increase in cash and cash equivalents	(120)	30

	Movement in cash and cash equivalents
132	At start of period	276	132
142	(Decrease)/increase in cash and cash equivalents	(120)	30
2	Exchange translation differences	(12)	(7)

276	At end of period	144	155

RELX Group 2015 I Interim Results 19

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at		£
31 December		As at 30 June
2014 £m		2015 £m	2014 £m
	Non-current assets
4,981	Goodwill	4,879	4,464
3,164	Intangible assets	3,046	2,945
125	Investments in joint ventures	77	115
112	Other investments	118	95
227	Property, plant and equipment	213	219
464	Deferred tax assets	419	441
78	Derivative financial instruments	63	65

9,151		8,815	8,344

	Current assets
142	Inventories and pre-publication costs	147	145
1,487	Trade and other receivables	1,274	1,128
31	Derivative financial instruments	40	46
276	Cash and cash equivalents	144	155

1,936		1,605	1,474

—	Assets held for sale	35	52

11,087	Total assets	10,455	9,870

	Current liabilities
2,636	Trade and other payables	2,266	2,212
23	Derivative financial instruments	31	12
676	Borrowings	410	701
582	Taxation	530	582
19	Provisions	12	17

3,936		3,249	3,524

	Non-current liabilities
71	Derivative financial instruments	113	5
3,149	Borrowings	3,546	2,764
1,056	Deferred tax liabilities	1,018	1,046
632	Net pension obligations	592	467
104	Provisions	106	105

5,012		5,375	4,387

2	Liabilities associated with assets held for sale	6	26

8,950	Total liabilities	8,630	7,937

2,137	Net assets	1,825	1,933

	Capital and reserves
212	Share capital	226	225
2,820	Share premium	2,682	2,852
(1,107)	Shares held in treasury	(1,331)	(1,802)
74	Translation reserve	76	(194)
107	Other reserves	140	821

2,106	Shareholders’ equity	1,793	1,902
31	Non-controlling interests	32	31

2,137	Total equity	1,825	1,933

Approved by the Boards of RELX PLC and RELX NV, 22 July 2015.

RELX Group 2015 I Interim Results 20

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

	Shareholders’ equity						£
	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Total £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2015	212	2,820	(1,107)	74	107	2,106	31	2,137
Total comprehensive income for the period	—	—	—	(77)	473	396	2	398
Dividends paid	—	—	—	—	(421)	(421)	(5)	(426)
Issue of ordinary shares, net of expenses	—	14	—	—	—	14	—	14
Repurchase of ordinary shares	—	—	(319)	—	—	(319)	—	(319)
Bonus issue of ordinary shares	18	(18)	—	—	—	—	—	—
Increase in share based remuneration reserve (net of tax)	—	—	—	—	17	17	—	17
Settlement of share awards	—	—	51	—	(51)	—	—	—
Acquisitions	—	—	—	—	—	—	4	4
Exchange differences on translation of capital and reserves	(4)	(134)	44	79	15	—	—	—

Balance at 30 June 2015	226	2,682	(1,331)	76	140	1,793	32	1,825

Balance at 1 January 2014	224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the period	—	—	—	(96)	361	265	2	267
Dividends paid	—	—	—	—	(408)	(408)	(3)	(411)
Issue of ordinary shares, net of expenses	1	28	—	—	—	29	—	29
Repurchase of ordinary shares	—	—	(400)	—	—	(400)	—	(400)
Increase in share based remuneration reserve (net of tax)	—	—	—	—	26	26	—	26
Settlement of share awards	—	—	32	—	(32)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Exchange differences on translation of capital and reserves	—	(63)	30	39	(6)	—	(2)	(2)

Balance at 30 June 2014	225	2,852	(1,802)	(194)	821	1,902	31	1,933

Balance at 1 January 2014	224	2,887	(1,464)	(137)	880	2,390	33	2,423
Total comprehensive income for the year	—	—	—	137	703	840	5	845
Dividends paid	—	—	—	—	(565)	(565)	(7)	(572)
Issue of ordinary shares, net of expenses	2	43	—	—	—	45	—	45
Repurchase of ordinary shares	—	—	(639)	—	—	(639)	—	(639)
Cancellation of shares	(11)	—	930	—	(919)	—	—	—
Increase in share based remuneration reserve (net of tax)	—	—	—	—	48	48	—	48
Settlement of share awards	—	—	27	—	(27)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Acquisition of non-controlling interest	—	—	—	—	(13)	(13)	(2)	(15)
Exchange differences on translation of capital and reserves	(3)	(110)	39	74	—	—	1	1

Balance at 31 December 2014	212	2,820	(1,107)	74	107	2,106	31	2,137

RELX Group 2015 I Interim Results 21

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and New York, and RELX NV’s ordinary shares are listed in Amsterdam and New York. RELX PLC and RELX NV jointly own RELX Group plc, which, with effect from February 2015, holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV. With effect from 30 June 2015, following a bonus issue of shares in RELX NV, one RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of condensed consolidated financial information. Accordingly, the Group condensed consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective condensed consolidated financial information.

The condensed consolidated financial information for the six months ended 30 June 2015 is unaudited but has been reviewed. The condensed consolidated financial information for the period ended 30 June 2014 and the year ended 31 December 2014 are unchanged from the combined financial information previously reported, except for changes to earnings per share (“EPS”), as set out in note 3 on page 23. The financial information for the year ended 31 December 2014 has been abridged from the RELX Group Annual Reports and Financial Statements 2014, which have been filed with the UK Registrar of Companies and the Netherlands Authority for the Financial Markets, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS34 Interim Financial Reporting and the accounting policies of RELX PLC and RELX NV. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies applied in preparing the condensed consolidated financial information are unchanged from the accounting policies applied in preparing the combined financial information, with the exception of EPS which is set out in note 3 on page 23. The accounting policies are set out on pages 96 to 101 of the RELX Group Annual Reports and Financial Statements 2014. Accounting policies and valuation techniques applied relating to fair value measurement are described on pages 99 and 100 of the RELX Group Annual Reports and Financial Statements 2014. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months to 30 June 2015.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of RELX Group are set out below.

IFRS15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance. Management is in the process of assessing the impact of this new standard.

IFRS9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements.

RELX Group 2015 I Interim Results 22

Notes to the condensed consolidated financial information

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

2	Segment analysis

RELX Group is a world-leading provider of information solutions for professional customers serving four market segments: Scientific, Technical & Medical, providing information and tools to help its customers improve scientific and healthcare outcomes; Risk & Business Information, providing data, analytics and insight that enable customers to evaluate and manage risks and develop market intelligence; Legal, providing legal, regulatory and news and business information and analysis to legal, corporate, government and academic customers; and Exhibitions, organising 500 exhibitions and conferences in over 30 countries.

The reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating figures are reconciled to reported figures in note 6.

Revenue

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
	Business segment
2,048	Scientific, Technical & Medical	987	971
1,439	Risk & Business Information	802	718
1,396	Legal	702	668
890	Exhibitions	473	490

5,773	Total	2,964	2,847

	Geographical origin
2,884	North America	1,602	1,419
1,013	United Kingdom	508	492
636	The Netherlands	279	328
686	Rest of Europe	300	334
554	Rest of world	275	274

5,773	Total	2,964	2,847

	Geographical market
2,878	North America	1,555	1,400
455	United Kingdom	222	209
153	The Netherlands	65	82
1,053	Rest of Europe	470	526
1,234	Rest of world	652	630

5,773	Total	2,964	2,847

RELX Group 2015 I Interim Results 23

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Adjusted operating profit

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
	Business segment
762	Scientific, Technical & Medical	349	348
506	Risk & Business Information	291	253
260	Legal	120	111
217	Exhibitions	153	152

1,745	Subtotal	913	864

(6)	Corporate costs	(4)	(4)

1,739	Total	909	860

Operating profit

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
	Business segment
684	Scientific, Technical & Medical	312	308
377	Risk & Business Information	215	190
173	Legal	82	73
174	Exhibitions	132	130

1,408	Subtotal	741	701

(6)	Corporate costs	(4)	(4)

1,402	Total	737	697

3	Earnings per share

The shares of RELX PLC and RELX NV are regarded as two separate classes of share which together form the issued consolidated share capital of the Group. In calculating earnings per share of the Group, the earnings for each class of share are calculated on the basis that earnings are fully distributed. The Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. Dividends paid to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the current UK tax credit available to certain RELX PLC shareholders. The allocation of earnings between the two classes of shares reflects this differential in dividend payments declared, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share.

RELX Group 2015 I Interim Results 24

Notes to the condensed consolidated financial information

3	Earnings per share (continued)

Allocation of earnings

		£
Year ended 31 December		Six months ended 30 June
RELX PLC		RELX PLC
2014 £m		2015 £m	2014 £m
284	Allocation of distributed earnings	213	206
206	Allocation of undistributed earnings	22	24

490	Total earnings allocated to RELX PLC shares	235	230

RELX NV		RELX NV
2014 £m		2015 £m	2014 £m
281	Allocation of distributed earnings	210	203
184	Allocation of undistributed earnings	19	21

465	Total earnings allocated to RELX NV shares	229	224

		Total earnings
2014 £m		2015 £m	2014 £m
955	Total earnings	464	454

Earnings per share

Year ended			Six months ended 30 June
31 December 2014			2015		2014
Weighted average number of shares (millions)	EPS pence		Weighted average number of shares (millions)	EPS pence	Weighted average number of shares (millions)	EPS pence
		Basic earnings per share
1,140.2	43.0p	RELX PLC	1,121.6	21.0p	1.147.8	20.0p
1.014.2	45.8p	RELX NV	996.1	23.0p	1,019.7	22.0p

		Diluted earnings per share
1,152.7	42.5p	RELX PLC	1,134.7	20.7p	1,161.5	19.8p
1,026.0	45.3p	RELX NV	1,009.9	22.7p	1,032.3	21.7p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares. Comparative share numbers have been restated to reflect the bonus issue effective 30 June 2015, see note 9 on page 29.

The following information in euros is shown for RELX NV, translated using the exchange rates as set out in note 11.

		€
Year ended 31 December		Six months ended 30 June
2014 €		2015 €	2014 €
€0.568	Basic earnings per share	€0.313	€0.268
€0.562	Diluted earnings per share	€0.309	€0.265

RELX Group 2015 I Interim Results 25

Notes to the condensed consolidated financial information

4	Dividends

Dividends declared and paid in the period

RELX PLC

During the six months ended 30 June 2015, the 2014 final dividend of 19.0p per ordinary share was paid, totalling £213m based on the number of ordinary shares in issue at the ex-dividend date (2014: 2013 final dividend 17.95p per ordinary share; £205m). On 22 July 2015 an interim dividend of 7.4p per ordinary share (2014: 2014 interim dividend 7.0p per ordinary share) was declared by the directors of RELX PLC. The 2015 interim dividend will be paid on the ordinary shares on 28 August 2015, with ex-dividend and record dates of 6 August 2015 and 7 August 2015 respectively. The expected cost of this dividend is £83m (2014 interim: £80m) and will be recognised when paid.

RELX NV

During the six months ended 30 June 2015, the 2014 final dividend of €0.285 per ordinary share was paid, totalling €283m/£208m based on the number of ordinary shares in issue at the ex-dividend date (2014: 2013 final dividend €0.243 per ordinary share; €249m/£204m). On 22 July 2015 an interim dividend of €0.115 per ordinary share (2014: 2014 interim dividend €0.098 per ordinary share) was declared by the directors of RELX NV. The 2015 interim dividend will be paid on the ordinary shares on 28 August 2015, with ex-dividend and record dates of 6 August 2015 and 7 August 2015 respectively. The expected cost of this dividend is €115m/£85m (2014 interim: €100m/£82m) and will be recognised when paid.

RELX NV amounts per share have been restated to reflect the bonus issue effective 30 June 2015.

Dividends paid to RELX PLC and RELX NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain RELX PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
1,366	Operating profit before joint ventures	721	678
282	Amortisation of acquired intangible assets	144	140
158	Amortisation of internally developed intangible assets	75	76
79	Depreciation of property, plant and equipment	36	38
32	Share based remuneration	17	16

551	Total non cash items	272	270

(66)	Increase in working capital	(129)	(96)

1,851	Cash generated from operations	864	852

RELX Group 2015 I Interim Results 26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

Year ended		£
31 December		Six months ended 30 June
2014 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2015 £m	2014 £m
(3,072)	At start of period	276	(3,825)	(1)	(3,550)	(3,072)
142	(Decrease)/increase in cash and cash equivalents	(120)	—	—	(120)	30
(511)	Increase in borrowings	—	(205)	(12)	(217)	(314)

(369)	Changes in net borrowings resulting from cash flows	(120)	(205)	(12)	(337)	(284)

(20)	Borrowings in acquired businesses	—	—	—	—	—
(3)	Inception of finance leases	—	(3)	—	(3)	(1)
(7)	Fair value and other adjustments to borrowings and related derivatives	—	40	(45)	(5)	(3)
(79)	Exchange translation differences	(12)	37	—	25	82

(3,550)	At end of period	144	(3,956)	(58)	(3,870)	(3,278)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid.

Borrowings by year of repayment

As at		£
31 December		As at 30 June
2014 £m		2015 £m	2014 £m
676	Within 1 year	410	701

404	Within 1 to 2 years	676	6
616	Within 2 to 3 years	444	703
242	Within 3 to 4 years	439	375
553	Within 4 to 5 years	300	424
1,334	After 5 years	1,687	1,256

3,149	After 1 year	3,546	2,764

3,825	Total	3,956	3,465

Short term bank loans, overdrafts and commercial paper were backed up at 30 June 2015 by a $2,000m (£1,272m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings is £4,323m (2014: £3,826m).

RELX Group 2015 I Interim Results 27

Notes to the condensed consolidated financial information

6	Adjusted figures

Adjusted figures are used as additional performance measures. Adjusted operating profit excludes amortisation of acquired intangible assets, acquisition related costs and the share of taxes in joint ventures. Acquisition related costs relate to acquisition integration, transaction related fees, and those elements of deferred and contingent consideration required to be expensed under IFRS. Adjusted profit before tax also excludes disposal related and other non operating items and the net financing charge or credit on defined benefit pension schemes. The adjusted tax charge excludes the tax effect of these adjusting items and movements on deferred tax assets and liabilities related to goodwill and acquired intangible assets. It includes the benefit of tax amortisation where available on goodwill and acquired intangible assets. Adjusted cash flow is measured after net capital expenditure and dividends from joint ventures, but before payments in relation to prior year exceptional restructuring programmes and acquisition related costs. Adjusted figures are derived as follows:

Year ended 31 December		£ Six months ended 30 June
2014 £m		2015 £m	2014 £m
1,402	Operating profit	737	697
	Adjustments:
286	Amortisation of acquired intangible assets	146	140
30	Acquisition related costs	16	14
21	Reclassification of tax in joint ventures	10	9

1,739	Adjusted operating profit	909	860

1,229	Profit before tax	601	606
	Adjustments:
286	Amortisation of acquired intangible assets	146	140
15	Net financing charge on defined benefit pension schemes	11	7
30	Acquisition related costs	16	14
21	Reclassification of tax in joint ventures	10	9
11	Disposals and other non operating items	50	15

1,592	Adjusted profit before tax	834	791

(269)	Tax charge	(135)	(150)
	Adjustments:
(6)	Deferred tax movements on goodwill and acquired intangible assets	4	11
(4)	Tax on net financing charge on defined benefit pension schemes	(3)	(2)
(9)	Tax on acquisition related costs	(5)	(5)
(21)	Reclassification of tax in joint ventures	(10)	(9)
3	Tax on disposals and other non operating items	(7)	2
(68)	Other deferred tax credits from intangible assets*	(38)	(33)

(374)	Adjusted tax charge	(194)	(186)

955	Net profit attributable to parent companies’ shareholders	464	454
	Adjustments (post tax):
280	Amortisation of acquired intangible assets	150	151
11	Net financing charge on defined benefit pension schemes	8	5
21	Acquisition related costs	11	9
14	Disposals and other non operating items	43	17
(68)	Other deferred tax credits from intangible assets*	(38)	(33)

1,213	Adjusted net profit attributable to parent companies’ shareholders	638	603

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX Group 2015 I Interim Results 28

Notes to the condensed consolidated financial information

6	Adjusted figures (continued)

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
1,851	Cash generated from operations	864	852
44	Dividends received from joint ventures	28	22
(67)	Purchases of property, plant and equipment	(24)	(27)
10	Proceeds from disposals of property, plant and equipment	—	—
(203)	Expenditure on internally developed intangible assets	(119)	(96)
27	Payments in relation to acquisition related costs	19	11

1,662	Adjusted cash flow	768	762

As at			Six months ended 30 June
31 December 2014			2015		2014
Weighted average number of shares (millions)	Adjusted EPS		Weighted average number of shares (millions)	Adjusted EPS	Weighted average number of shares (millions)	Adjusted EPS
2,154.4	56.3p	Adjusted earnings per share (pence)	2,117.7	30.1p	2,167.5	27.8p
	€0.698	Adjusted earnings per share (euro)*		€0.410		€0.339

*	The euro information is provided as supplementary information. It has been translated using the exchange rates as disclosed in note 11 to the condensed consolidated financial information.

7	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
(379)	At start of period	(632)	(379)
(48)	Service cost (including settlement, past service and curtailment credits of £1m (30 June 2014: £7m))	(35)	(26)
(15)	Net financing charge on defined benefit pension schemes	(11)	(7)
(266)	Actuarial gains/(losses)	28	(108)
76	Contributions by employer	49	46
—	Exchange translation differences	9	7

(632)	At end of period	(592)	(467)

The net pension deficit comprises:

As at		£
31 December		As at 30 June
2014 £m		2015 £m	2014 £m
4,345	Fair value of scheme assets	4,286	4,110
(4,784)	Defined benefit obligations of funded schemes	(4,687)	(4,412)

(439)	Net deficit of funded schemes	(401)	(302)
(193)	Defined benefit obligations of unfunded schemes	(191)	(165)

(632)	Net deficit	(592)	(467)

RELX Group 2015 I Interim Results 29

Notes to the condensed consolidated financial information

8	Provisions

Provisions principally relate to leasehold properties, including sub-lease shortfalls. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

		£
Year ended 31 December		Six months ended 30 June
2014 £m		2015 £m	2014 £m
133	At start of period	123	133
—	Charged	6	—
(16)	Utilised	(9)	(8)
6	Exchange translation differences	(2)	(3)

123	At end of period	118	122

9	Share capital

Year ended 31 December		Six months ended 30 June
2014		2015			2014
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC	Number of ordinary shares
1,157.4	At start of period	1,205.4	(77.7)	1,127.7	1,157.4
3.4	Issue of ordinary shares	1.0	—	1.0	2.2
(35.2)	Repurchase of ordinary shares	—	(15.2)	(15.2)	(24.1)
2.1	Net release of shares by the Employee Benefit Trust	—	2.7	2.7	2.7

1,127.7	At end of period	1,206.4	(90.2)	1,116.2	1,138.2

RELX NV	Number of ordinary shares
668.2	At start of period	697.1	(46.6)	650.5	668.2
3.0	Issue of ordinary shares	1.0	—	1.0	2.1
(20.4)	Repurchase of ordinary shares	—	(8.0)	(8.0)	(14.0)
—	Bonus issue	349.1	(1.9)	347.2	—
(0.3)	Net release/(repurchase) of shares by the Employee Benefit Trust	—	1.7	1.7	1.6

650.5	At end of period	1,047.2	(54.8)	992.4	657.9

After the close of the New York Stock Exchange on 30 June 2015, bonus shares were issued to existing RELX NV shareholders on the basis of 0.538 bonus shares for each RELX NV ordinary share held.

10	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of the Group in the six months ended 30 June 2015.

11	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2014			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2015	30 June 2014	30 June 2015	30 June 2014
1.24	1.29	Euro to sterling	1.36	1.22	1.41	1.25
1.65	1.56	US dollars to sterling	1.52	1.67	1.57	1.71
1.33	1.21	US dollars to euro	1.12	1.37	1.11	1.37

RELX Group 2015 I Interim Results 30

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 11 to the condensed consolidated financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the condensed consolidated financial information. Earnings per share and dividends per share are presented in euros in notes 3 and 4 to the condensed consolidated financial information respectively.

Condensed consolidated income statement

		€
Year ended 31 December		Six months ended 30 June
2014 €m		2015 €m	2014 €m
7,159	Revenue	4,031	3,473
1,738	Operating profit	1,002	850
1,523	Profit before tax	817	739
1,184	Profit attributable to parent companies’ shareholders	631	554

2,156	Adjusted operating profit	1,236	1,049
1,974	Adjusted profit before tax	1,134	965
1,504	Adjusted profit attributable to parent companies’ shareholders	868	736

Condensed consolidated statement of cash flows

		€
Year ended 31 December		Six months ended 30 June
2014 €m		2015 €m	2014 €m
1,707	Net cash from operating activities	849	825
(700)	Net cash used in investing activities	(313)	(217)
(831)	Net cash used in financing activities	(699)	(571)

176	(Decrease)/increase in cash and cash equivalents	(163)	37

2,061	Adjusted cash flow	1,044	930

Condensed consolidated statement of financial position

As at 31 December		€ As at 30 June
2014 €m		2015 €m	2014 €m
11,805	Non-current assets	12,429	10,430
2,497	Current assets	2,263	1,843
—	Assets held for sale	49	65

14,302	Total assets	14,741	12,338

5,077	Current liabilities	4,581	4,405
6,465	Non-current liabilities	7,579	5,484
3	Liabilities associated with assets held for sale	8	33

11,545	Total liabilities	12,168	9,922

2,757	Net assets	2,573	2,416

RELX Group 2015 I Interim Results 31

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 11 to the condensed consolidated financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

		$
Year ended 31 December		Six months ended 30 June
2014 US$m		2015 US$m	2014 US$m
9,525	Revenue	4,505	4,754
2,313	Operating profit	1,120	1,164
2,028	Profit before tax	914	1,012
1,576	Profit attributable to parent companies’ shareholders	705	758

2,869	Adjusted operating profit	1,382	1,436
2,627	Adjusted profit before tax	1,268	1,321
2,001	Adjusted profit attributable to parent companies’ shareholders	970	1,007

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.710	RELX PLC (Each ADS comprises one ordinary share)	$0.319	$0.334
$0.756	RELX NV (Each ADS comprises one ordinary share)	$0.350	$0.367
	Adjusted earnings per American Depositary Share (ADS)
$0.929	RELX PLC (Each ADS comprises one ordinary share)	$0.458	$0.464
$0.929	RELX NV (Each ADS comprises one ordinary share)	$0.458	$0.464

Condensed consolidated statement of cash flows

		$
Year ended 31 December		Six months ended 30 June
2014 US$m		2015 US$m	2014 US$m
2,272	Net cash from operating activities	948	1,129
(932)	Net cash used in investing activities	(349)	(297)
(1,106)	Net cash used in financing activities	(781)	(782)

234	(Decrease)/increase in cash and cash equivalents	(182)	50

2,742	Adjusted cash flow	1,167	1,273

Condensed consolidated statement of financial position

As at		$
31 December		As at 30 June
2014 US$m		2015 US$m	2014 US$m
14,276	Non-current assets	13,839	14,268
3,020	Current assets	2,520	2,521
—	Assets held for sale	55	89

17,296	Total assets	16,414	16,878

6,140	Current liabilities	5,101	6,026
7,819	Non-current liabilities	8,439	7,503
3	Liabilities associated with assets held for sale	9	44

13,962	Total liabilities	13,549	13,573

3,334	Net assets	2,865	3,305

RELX Group 2015 I Interim Results 32

Investor information

Notes for Editors

RELX Group is a world-leading provider of information solutions for professional customers across industries. The group employs about 29,500 people of whom about half are in North America. RELX PLC, the London Stock Exchange listed shareholding vehicle, holds 52.9% of the shares in RELX Group. RELX NV, the Amsterdam Stock Exchange listed shareholding vehicle, holds 47.1% of the shares in RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £22.6bn/€32.4bn.

The Annual Reports and Financial Statements 2014 are available on the RELX Group website at www.relx.com and from the respective companies:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands

RELX Group 2015 I Interim Results 33

Independent review report

to RELX PLC and RELX NV

Introduction

We have been engaged by the Boards of RELX PLC and RELX NV to review the condensed consolidated financial information of the Group for the six months ended 30 June 2015 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and related notes 1 to 11.

We have read the other information contained in the Consolidated Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the consolidated financial information.

This report is made solely to the Group in accordance with ISRE 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (UK and Ireland) issued by the Auditing Practices Board and as issued by the IAASB (“ISRE 2410”). Our work has been undertaken so that we might state to the Group those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by applicable law, we do not accept or assume responsibility to anyone other than the Group for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Consolidated Interim Results, including the financial information contained therein, are the responsibility of, and have been approved by, the directors of RELX PLC and RELX NV. The directors are responsible for preparing the Consolidated Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and Dutch Law. The annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The accompanying financial information has been prepared in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Group a conclusion on the condensed consolidated financial information in the Consolidated Interim Results based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410. A review of accompanying financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland), and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Consolidated Interim Results is not prepared, in all material respects, in accordance with International Accounting Standard 34: “Interim Financial Reporting” as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority and Dutch Law.

Deloitte LLP	Deloitte Accountants B.V.
Chartered Accountants and Statutory Auditor	M van der Vegte
London	Amsterdam
United Kingdom	The Netherlands
22 July 2015	22 July 2015

RELX Group 2015 I Interim Results 34

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of RELX Group, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of RELX PLC and RELX NV are those listed in the RELX Annual Reports and Financial Statements 2014. In addition, Marike van Lier Lels was appointed as a director of RELX PLC on 21 July 2015.

By order of the Board of RELX PLC 22 July 2015	By order of the Board of RELX NV 22 July 2015

A J Habgood	N L Luff	A J Habgood	N L Luff
Chairman	Chief Financial Officer	Chairman	Chief Financial Officer

RELX Group 2015 I Interim Results 35

Investor information

Financial calendar

2015
23 July	PLC	Interim results announcement for the six months to 30 June 2015
NV

5 August	PLC	Ex-dividend date – 2015 interim dividend, RELX PLC and RELX NV ADRs
NV

6 August	PLC	Ex-dividend date – 2015 interim dividend, RELX PLC and RELX NV ordinary shares
NV

7 August	PLC	Record date – 2015 interim dividend, RELX PLC and RELX NV ordinary shares and ADRs
NV

28 August	PLC	Payment date – 2015 interim dividend, RELX PLC and RELX NV ordinary shares
NV

2 September	PLC	Payment date – 2015 interim dividend, RELX PLC and RELX NV ADRs
NV

23 October	PLC	Trading Update issued in relation to the 2015 financial year
NV

2016
25 February	PLC	Results announcement for the year to 31 December 2015
NV

20 April	PLC	Trading Update issued in relation to the 2016 financial year
NV

28 July	PLC	Interim results announcement for the six months to 30 June 2016
NV

Listings

RELX PLC	RELX NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108	American Depositary Shares (RENX) – CUSIP No. 75955B102
Each ADR represents one ordinary share	Each ADR represents one ordinary share

RELX Group 2015 I Interim Results 36

Investor information

Contacts

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Deloitte LLP 2 New Street Square London EC4A 3BZ United Kingdom	Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam The Netherlands

Registrar

Equiniti Limited

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

United Kingdom

www.shareview.co.uk

Tel: 0871 384 2960 (calls cost 8p per minute plus additional network charges where applicable)

Tel: +44 121 415 7047 (non-UK callers)

Corporate broker ABN AMRO Bank NV Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.nl

RELX PLC and RELX NV ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit:

www.relx.com

This announcement is available on the RELX website. Copies are available to the public from the registered offices of the respective RELX companies shown above.